                                                   As Filed with the Securities
                                                      and Exchange Commission
                                                       on November 30, 2000


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


--------------------------

  In the Matter of                       INTERIM CERTIFICATE

  Conectiv and Subsidiaries                       OF

  File No. 70-9095                           NOTIFICATION

  (Public Utility Holding                PURSUANT TO RULE 24
  Company
  Act of 1935)
--------------------------

      This Certificate of Notification is filed by Conectiv, a Delaware corporation, pursuant to Rule 24 (17 C.F.R. Section 250.24). Such filing is made in connection with Conectiv's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and authorized by the orders of the Securities and Exchange Commission (the "Commission") dated February 26, 1998, August 21, 1998, September 28, 1998, October 21, 1998, November 13, 1998, December 14, 1999 and August 17, 2000 (the "Orders") in the above-referenced file. The Orders directed that Conectiv file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after each of the first three calendar quarters and within 90 days after the last calendar quarter. This certificate reports transactions from the period July 1, 2000 through September 30, 2000. Capitalized terms not otherwise defined herein have the meaning ascribed in the Application-Declaration.

1.    Conectiv Common Stock issued during period (new issue shares only):
      None

2. Conectiv Common Stock issued pursuant to dividend reinvestment plans and Common Stock and options issued pursuant to benefit plans:

----------------------------------------------------------------------------------------------------------------------
             Common Stock                   # 0f Shares Issued During Period        Cumulative # 0f Shares Issued
----------------------------------------------------------------------------------------------------------------------
Dividend Reinvestment                                      0                                      0
----------------------------------------------------------------------------------------------------------------------
Employee Benefit Plans                                     0                                  3,600
----------------------------------------------------------------------------------------------------------------------

During the period there were no stock options and no shares of restricted stock issued under the Conectiv Incentive Compensation Plan. There was no distribution of Conectiv shares during the period under the Conectiv Incentive Compensation Plan. There were no stock options exercised under the Delmarva Long-Term Incentive Plan during the quarter and no shares of Common Stock were issued. To date, awards under the employee benefit plans include 2,251,000 common stock options and 211,200 shares of restricted stock.

Note: Cumulative shares issued for dividend reinvestment plans cannot exceed 5 million shares; cumulative shares issued for employee benefit plans cannot exceed 5 million shares.

3.    Conectiv Common Stock issued for acquisitions:

----------------------------------------------------------------------------------------------------------------------
    # 0f Shares Issued During Period                Value per Share                       Restricted (Y/N)
----------------------------------------------------------------------------------------------------------------------
                   0                                      N/A                                    N/A
----------------------------------------------------------------------------------------------------------------------

4.    Conectiv Long-Term Debt issued during period:
      None

Note: Aggregate long-term debt financing by Conectiv cannot exceed $250 million per Orders; an additional $750 million of long-term debt is subject to a reservation of jurisdiction.

5. Short-Term Debt issued by Conectiv and Delmarva Power & Light Company ("Delmarva") during period:


----------------------------------------------------------------------------------------------------------------------
           Company                 Balance at Period-End        Weighted Average Cost        Highest Daily Balance
----------------------------------------------------------------------------------------------------------------------
           Conectiv                    $718,000,000                     6.80%                    $769,678,000
----------------------------------------------------------------------------------------------------------------------
           Delmarva                               0                     6.80%                    $ 16,800,000
----------------------------------------------------------------------------------------------------------------------

Note: The aggregate daily balance of Conectiv and Delmarva cannot exceed $1.3 billion per Orders; Delmarva's daily balance cannot exceed $275 million per order of the Virginia State Corporation Commission.

6. Interest rate risk management transactions during period by Conectiv and/or Utility Subsidiaries:
      No activity.

7.    Utility Subsidiary financings during period:
      Delmarva:  See Item 5 above.

Note: Short-term and long-term financings by Atlantic City Electric Company ("ACE") are exempt pursuant to Rule 52; long-term financings by Delmarva are exempt pursuant to Rule 52.

8.    Non-utility financing during period not exempt pursuant to Rule 52:
      None.

9. Guarantees issued by Conectiv and Non-utility Subsidiaries as of end of period:

---------------------------------------------------------------------------------
Conectiv                                 $181,887,423
---------------------------------------------------------------------------------
Non-Utility Subsidiaries                 $  8,840,000
---------------------------------------------------------------------------------

Note: Guarantees by Conectiv cannot exceed $350 million; guarantees by Non-Utility Subsidiaries cannot exceed $100 million.

10.   Borrowings from System Money Pool during period:
      Pursuant to the Orders, the limit on borrowings by individual Non-Utility Subsidiaries was eliminated and are reported on Form U-6B-2 filed contemporaneously herewith.

11.   Forms U-6B-2 filed with Commission during period:

---------------------------------------------------------------------------------
Filing Entity                            Date of Filing
---------------------------------------------------------------------------------
Conectiv Resources Partners, Inc.        November 30, 2000
---------------------------------------------------------------------------------
Conectiv Communications, Inc.            November 30, 2000
---------------------------------------------------------------------------------
Conectiv Plumbing LLC                    November 30, 2000
---------------------------------------------------------------------------------
Conectiv Solutions, LLC                  November 30, 2000
---------------------------------------------------------------------------------
Atlantic Southern Properties, Inc.       November 30, 2000
---------------------------------------------------------------------------------
Conectiv Energy, Inc.                    November 30, 2000
---------------------------------------------------------------------------------
Delmarva Capital Investments             November 30, 2000
---------------------------------------------------------------------------------

12.   Financial Statements:

- Conectiv Balance Sheet (Incorporated by reference to the filing of Conectiv on Form 10-Q for the period ended September 30, 2000)

- Delmarva Balance Sheet (Incorporated by reference to the filing of Delmarva on Form 10-Q for the period ended September 30, 2000)

13.   Registration Statements filed pursuant to the Securities Act of 1933:

      None

14.   Computation under Rule 53(a):

                  ----------------------------------------------------------------------------------------------------------------
($ THOUSANDS)           1               2              3                4                 5               6               7
----------------------------------------------------------------------------------------------------------------------------------
                     Average         Average       10% Test       2% of Capital      Maximum EWG      Aggregate       Remaining
                     Retained        Retained                      Invested in       Investments         EWG        Capacity for
                     Earnings        Earnings                     Utility Plant       per Orders     Investments         EWG
                    (Last Four      (Previous                    (Use only if 1                                      Investments
                    Quarters)          Four                     is 10% less than
                                    Quarters)                          2)
----------------------------------------------------------------------------------------------------------------------------------
     9/30/00         (14,989)        (20,201)         26%              N/A             350,000          79,000         271,000
----------------------------------------------------------------------------------------------------------------------------------

15.   Conectiv Investment in EWG Projects:

      Conectiv's investments in EWGs as of September 30, 2000 included $66 million in Conectiv Energy, Inc. and $13 million in Conectiv Mid-Merit, Inc.

16.   Conectiv's Consolidated Capitalization Ratios:

                                         ($ thousands)

---------------------------------------------------------------------------------
           Debt                     3,005,736                   67.59%
---------------------------------------------------------------------------------
      Preferred Stock                 284,883                    6.41%
---------------------------------------------------------------------------------
       Common Equity                1,156,449                   26.00%
---------------------------------------------------------------------------------
   Total Capitalization             4,447,069                  100.00%
---------------------------------------------------------------------------------

17.   Market/Book Ratio of Conectiv Common Stock:

----------------------------------------------------------------------------------------------------------------------
                                            Closing Price @ 9/30/00       Book Value @ 9/30/00           Ratio
----------------------------------------------------------------------------------------------------------------------
Conectiv Common Stock                              $17.8945                      $13.05                   1.37
----------------------------------------------------------------------------------------------------------------------
Conectiv Class A Common Stock                      $17.75                        $13.05                   1.36
----------------------------------------------------------------------------------------------------------------------

18.   New EWG Projects during Preceding Quarter:

      Conectiv's investments in Conectiv Energy, Inc. and Conectiv Mid-Merit, Inc. considered new EWG projects since this is the first time Conectiv has been required to disclose this information in this file.

19.   Consolidated and EWG Earnings Growth:

      There currently are no operating EWG projects

20.   EWG Revenue and Net Income:

      There currently are no operating EWG projects.

                                    SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Certificate of Notification to be signed on their behalf by the undersigned thereunto duly authorized.

      The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

                                        Conectiv
                                        Delmarva Power & Light Company
                                        Conectiv Resource Partners, Inc.
                                        Conectiv Energy Supply, Inc.
                                        Conectiv Energy, Inc.
                                        Delmarva Capital Investments, Inc.
                                        Conectiv Services, Inc.
                                        DCI I, Inc.
                                        DCI II, Inc.
                                        DCTC-Burney, Inc.
                                        Conectiv Operating Services Company
                                        Conectiv Solutions, LLC
                                        Conectiv Plumbing, LLC
                                        Atlantic City Electric Company
                                        Atlantic Generation, Inc.
                                        Atlantic Southern Properties, Inc.
                                        ATE Investment, Inc.
                                        Conectiv Thermal Systems, Inc.
                                        Binghamton General, Inc.
                                        Binghamton Limited, Inc.
                                        Pedrick General, Inc.
                                        Vineland Limited, Inc.
                                        Vineland General, Inc.
                                        ATS Operating Services, Inc.
                                        King Street Assurance, Ltd.


November 30, 2000                       /s/ Philip S. Reese
                                        -----------------------------------
                                        Philip S. Reese
                                        Vice President and Treasurer